Exhibit 4.4

Mr. Notary Public:

Please add to your Public Records Register an entry for the NATURAL GAS Binding TRANSPORTATION SERVICE AGREEMENT signed, on one hand, by Transportadora de Gas del Perú S.A. (TGP) (hereinafter, the Concessionaire), with Taxpayer Identification Number 20499432021, domiciled at Av. Victor Andrés Belaúnde 147, Vía Principal 155- Torre Real 3, Of.501 Centro Empresarial Real – San Isidro, Lima, duly represented by its General Manager, Mr. Ricardo Ferreiro, identified with Alien’s card N° 000348158, as appears on Power registered on entry C00039 of Electronic Record N° 11227891 of The Public Records Office of Lima, and by its representative, Mr. Tomás Delgado Farizo, identified with Alien’s Card N° 174982, as appears on Power registered on entry C00033 of Electronic Record 11227891 of The Public Records Office of Lima; and, on the other hand KALLPA GENERACIÓN S.A. (hereinafter The User), with Taxpayer Identification Number 20510992904, domiciled at Av. Santo Toribio N° 115, Piso 7, San Isidro, province and department of Lima, duly represented by its Deputy General Manager, Mrs. Rosa María Flores Araoz Cedrón, identified with National Identity Number 09343153 and by its Commercial Manager, Mr. Edwin Frisancho Triveño, who sign this Transportation Agreement (hereinafter, the Agreement), where they shall be indistinctly referred as the “Party” or collectively referred as the “Parties” under the following terms and conditions.

BACKGROUND:

1.	On December 10, 2007, both Parties signed the Binding Natural Gas Transportation Service Agreement (hereinafter, the “2007 Binding Agreement”).

2.	On August 22, 2008, the Parties signed the first Addendum to the 2007 Binding Agreement. By means of this addendum, Clause Four and Appendix B were modified. A rider was also added to it.

3.	On August 26, 2009, the Parties signed the Second Addendum to the 2007 Binding Agreement. This addendum modified clause Four and Appendix B.

4.	On August 09, 2010, the Parties signed the Third Addendum to the 2007 Binding Contract, which modified Appendix B.

5.	On December 28, 2012, the Parties signed the Fourth Addendum to the 2007 Binding Agreement, which modified number 15.1 of Clause Fifteen.

6.	Within the framework of the Eleventh Public Offer, Duke Energy Egenor S en C por A (hereinafter “Duke”) and the Concessionaire subscribed the Binding Transportation Service Agreement (Las Flores Agreement) on August 22, 2008. This Agreement establishes: i) a Daily Reserved Capacity (CRD in Spanish) volume of 199 312 m3/day, ii) Agreement end date for March 20, 2020 and an additional Delivery Point located in KP 699 of the Transportation Service (Las Flores Thermal plant).

7.	By means of letter 457274 of December 05, 2013, Duke informed the Concessionaire that, on November 29, 2013, it signed a conditional transfer of their position in the Las Flores Agreement in favor of the User as part of Duke’s operation to sell their Las Flores thermoelectric plant to the User.

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8.	On December 18, 2013, the Concessionaire consented and authorized the assignment of the Las Flores Agreement position by means of letter TGP-GECO-INT-09531-2013, subject to all the following conditions being met:

(i)	For the National Institute for the Defense of Competition and the Protection of Intellectual Property – INDECOPI to authorize Kallpa’s acquisition of Las Flores thermoelectric plant according to what is stated on Law No. 26876, Law against monopoly and oligopoly in the Electric sector, and its guideline, Supreme Decree No. 17-98-ITINCI.

(ii)	For the Ministry of Energy and Mines to approve the transference of authorization in favor of Kalpa to perform power generation activities using the Las Flores Thermal Plant.

(iii)	For TGP to be provided proof that Kallpa has enough natural gas supply volume available to use the Binding transportation service object of Las Flores Contract.

9.	By means of letter KG-0385/14 of March 25, 2014, the User proved before the Concessionaire they had the conditions stated on the previous paragraphs. Regarding condition (ii), it was specified that the transference of authorization to perform power generation activities using Las Flores Thermal Plant was approved by the Ministry of Energy and Mines through Ministry Ruling N° 160-2014-MEM/DM, which shall consider the User as holder of the authorization to perform power generation activities using the Las Flores Thermal Plant starting April 01, 2014.

10.	On the other hand, the User requested the Concessionaire to unify the 2007 Binding Agreement and the Las Flores Agreement into a single Agreement.

By virtue of what is stated on numbers 9 and 10, the Parties subscribe this Agreement to unify the 2007 Binding Agreement and its future Addenda with the Las Flores Agreement.

CLAUSE ONE: PURPOSE:

The Concessionaire shall provide the User a Binding Natural Gas transportation service from a Reception Point to one or more of the Delivery points stated in Appendix A, pursuant to the clauses and conditions established herein, dispositions contained in the Guidelines for Natural Gas Transportation Services using pipelines, approved by Supreme Decree 081-2007-EM (Regulations); the Guidelines for Natural Gas Transportation Services using pipelines approved by Supreme Decree Nº 040-99-EM and its amendments; BOOT Concession Agreement for Natural Gas Transportation using the Camisea pipelines to the City Gate signed by the Concessionaire and the Peruvian government on December 9, 2000, which was approved by Supreme Resolution 101-2000-EM and its amendments (hereinafter the “BOOT Agreement”; and the Dispatch Guidelines approved from time to time by the Ministry of Energy and Mines, according to what is established in the Service Guidelines.

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The Concessionaire shall provide Transportation Services with due diligence, acting as a responsible and prudent operator according to the generally accepted gas industry practices.

CLAUSE TWO: TERMS AND ABBREVIATIONS

The Parties agree to attribute terms with a first Capital letter and any abbreviation used in the Agreement herein the meaning they may have on the guidelines mentioned on Clause One and BOOT Agreement, with the exception of those cases where this Agreement expressly grants them a different meaning.

CLAUSE THREE: SERVICE CHARACTERISTICS

3.1 The Transportation Service covered by this Agreement is established over the base of Binding service pursuant to applicable characteristics established in the Service Guidelines.

3.2 The Parties declare knowing the working conditions this Transportation Service is subject to according to the Service Guidelines and the BOOT Agreement.

3.3 Except what is stated in the Service Guidelines, the Transportation Service provided as per this Agreement shall not be subject to reduction or interruption by the Concessionaire.

CLAUSE FOUR: TERM AND DURATION

4.1 This Agreement shall be effective from the date of signature and shall remain in force until the last date of daily reserved capacities stated on Appendix B herein.

4.2 The parties state that, since this Agreement unifies the 2007 Binding Agreement and the Las Flores Agreement, the Transportation Service was started on the date stated by each of the corresponding Agreements. The Transportation Fee according to Daily Reserved Capacity established on Appendix B herein was therefore paid starting from such day.

CLAUSE FIVE: RECEPTION POINT

5.1 The User shall deliver the Natural Gas to the Concessionaire or have it delivered to the Reception Point stated on Appendix A herein and at the gas pipeline operation pressure and within the ranges established in Appendix A.

The User guarantees that they shall possess or control the Natural Gas provided to the Concessionaire in the Reception Point and have the right to deliver it or have it delivered in their name.

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Reception and delivery of Natural Gas pursuant this Agreement shall not be considered as affecting or modifying ownership of Natural Gas.

The User also agrees to keep the Concessionaire free of damages for any complaint, action or prejudice caused by any third party, controversy or dispute initiated regarding the ownership of Natural Gas provided for transportation or due to any interest in said Natural Gas.

5.2 In the event the Concessionaire increases or lowers the maximum operational pressure for the Transportation System at the Reception Point, the maximum allowable Natural Gas pressure the User delivers or has delivered by others at the Reception Point shall be increased or lowered accordingly, after the Concessionaire send a written notification to the User at least thirty (30) days in advance.

5.3 During operation days, the Concessionaire is not obliged to receive Natural Gas over the volume authorized by the Agreement herein and established in the Service Guidelines.

5.4 At the Reception Point stated on Appendix A, the User shall provide the Concessionaire the Authorized volume of Natural Gas, which shall have a Gross Calorific Value no lower than 8 800 Kcal/m3 std or higher than 10 300 kcal/m3 std, pursuant to what is established on the Eight supplementary provision of the Service Guidelines.

The Concessionaire is not obliged to receive Natural Gas with Gross Calorific Value outside the range established in the previous paragraph.

The Concessionaire shall inform the User immediately after being made aware that Natural Gas injected into the Transportation System does not comply with the specifications stated herein, without this notice implying any responsibility for the Concessionaire regarding said Natural Gas injection.

CLAUSE SIX: DELIVERY POINTS

6.1 Upon requirement, the Concessionaire shall provide the User, or a third party on behalf of the User, Natural gas contracted with a Gross Calorific Value no lower than 8 800 Kcal/m3 std or higher than 10 300 Kcal/m3 std, at a pressure no lower than that established on Appendix A and on one or more Delivery Points stated on Appendix A, pursuant to what is established in the Eight Supplementary provision of the Service Guidelines.

The User shall not be obliged to receive Natural Gas with Gross Calorific Value below 8 800 Kcal/m3std or above 10 300 Kcal/m3std, or without the quality and pressure stated on Appendix A. In no circumstances shall the Concessionaire be responsible for any variations in the Gross Calorific Value that may be generated in the Transportation System, unless said variation was due to a cause attributable to the Concessionaire.

6.2 The Natural Gas is under the care and responsibility of the Concessionaire, from the moment it is injected at the Reception Point until it is delivered to the User in the Delivery Point(s) stated on Appendix A, according to what is established on the Service Guidelines.

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CLAUSE SEVEN: CAPACITIES

7.1 The Daily Reserved capacity for this Agreement is as established in Appendix B.

7.2 During an Operative day, the User shall not receive a volume of Natural Gas from the Transportation System above the authorized amount per day. If the User were not to comply with this, then the Concessionaire shall have the right to apply charges, penalties and other measures established in the Service Guidelines, Dispatch Guidelines and in this Agreement without prejudice to the payment for compensation of duly proven damages and prejudices caused to the Concessionaire as exclusive and direct consequence of said lack of compliance.

7.3 The Parties declare that the Daily Reserved Capacity agreement refers to the Natural Gas volume to be delivered at Delivery Points, regardless of the mixture of gasses produced in the Transportation System and that the Natural gas must be within the ranges allowed by the Service Guidelines and the Agreement herein.

The Concessionaire agrees to keep a power balance. Within the Agreement obligations regarding volumes at Delivery Point(s), the User shall have the right to receive all power assigned to them at the Reception Point, accepting adjustments in subsequent Natural Gas injections. The Concessionaire agrees to provide the User all information needed to calculate said power balance.

7.4 If, during any operative day, there is a difference between (a) the total amount of volumes stated for such operative day according to the capacities required by the User pursuant to this Agreement and (b) the total amount of volumes delivered at the Delivery Point for said operative day (an “Operational Reduction”), then the Capacity Reservation fee shall be reduced by an amount equivalent to one time the transportation fee applicable for the Operational Reduction volume, pursuant to Article 49° of Service Guidelines.

In the event the Operational Reduction is not due to Force Majeure, emergency situations or crises, or due to a programmed Transportation System maintenance pursuant to Regulations or Service Guidelines, then the Capacity Reservation fee shall be reduced, aside from what is stated in this number, in one time (1) the Transportation fee applicable for the Operational Reduction volume, under the concept of Agreement penalty.

Notwithstanding the foregoing, the amount corresponding to the Capacity Reservation fee shall not be reduced if the Operational Reduction is caused because (i) User is unable to deliver Natural Gas volumes at the Delivery Point; and/or (ii) User is unable to receive Natural Gas volumes at the Delivery Point, unless this is due to Force Majeure, in such case the Capacity Reservation fee shall be reduced by an amount equivalent to the Transportation fee applicable for the Operational Reduction volume. The Capacity Reservation fee reduction established on Clause 7.4 shall be the only penalty and/or compensation the Concessionaire shall be obliged to pay the User as result of an Operational Reduction and/or any consequence derived from such.

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CLAUSE EIGHT: FEES AND INVOICING

8.1 The User shall pay the Concessionaire the amount resulting of applying a Capacity Reservation fee for providing the Binding service from Reception Point to Delivery Point.

8.2 The current Capacity Reservation fee to be applied is defined on Appendix C herein and it shall be updated for the purposes of this Agreement according to modifications approved by OSINERGMIN for each tax period. To such end, it shall be enough for OSINERGMIN to publish a ruling in the “El Peruano” official gazette stating the new official Fee the Concessionaire may ask for.

8.3 Invoices shall include the Capacity Reservation fee and other charges or penalties applicable according to what is stated on the Service Guidelines.

The invoicing shall also discount from the Capacity Reservation fee the corresponding the advance payment for Main Network Guarantee approved by OSINERGMIN, pursuant to Appendix C herein.

8.4 Invoices shall be issued monthly in United States dollars (US$) and may be paid by the User in said currency or in Nuevos Soles (S/.) to the exchange currency rate for the previous day, according to the United States of America dollar sale value established by the Superintendency of Banks, Insurance and Pension Fund Administrators, corresponding to the Offer and Demand price- weighted currency sale exchange rate or any that replaces it according to what is published in the El Peruano official gazette on the day of the effective payment.

8.5 Also, the Concessionaire invoice shall differentiate any taxes charged to the User, according to applicable laws.

8.6 The Concessionaire shall issue and deliver their invoice for the Transportation Service provided to the User during the previous month. This must be done during the first five (5) days of the period following the invoiced period and at least seven (7) days before the payment is due. Payment for the hired Binding service does not depend on effective use. In the event there are Operational Reductions, what is stated on Number 7.4 shall apply. Article 27° of the Service Guidelines shall apply in the event Concessionaire invoice issuance is delayed.

The User must pay the invoiced amount presented by the Concessionaire by the twentieth (20) day of the month following the invoiced period at the latest, to the accounts the Concessionaire specifies to such end.

In the event the Transportation Service starts or ends in a day different from the first or last day of the month, respectively, the Capacity Reservation fee shall be invoiced for the corresponding period of time.

8.7 Delinquent amount on User payment obligations shall be automatic past due date and with no need for announcement.

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8.8 Lack of payment for any Binding service invoice shall accrue compensatory interests for the unpaid amount, which shall be applicable from the corresponding invoice due date until the payment is performed. From the tenth day on, a default interest equivalent to fifteen percent (15%) of such previously stated compensatory interests shall also be applied until the debt is paid.

The maximum compensatory interest fee applicable shall be the average of the active rate in foreign currency (TAMEX) and the passive interest rate in foreign currency (TIPMEX) published daily by the Superintendency of Banking, Insurance and Private Pension Funds,

This procedure shall also be applicable to any reimbursement of excess payments from the User to the Concessionaire.

Upon request, the Concessionaire shall inform the User about the type of interest and periods established.

8.9 Any User complaint based on invoicing mistakes shall be solved by the Concessionaire in a period of fifteen (15) calendar days counted from the day it is presented. The Concessionaire shall not be able to request payment of the invoice subject to complaint until such complaint is solved in compliance, if applicable, with Clause Sixteen.

The Parties also agree that any overpaid or underpaid amount shall be subject to compensatory and moratorium interests from the date the corresponding invoice is due or until the new payment date, as corresponds (in the case of amounts subject to complaints). Said amounts shall be given to the User or paid to the Concessionaire, as applicable, within five (5) days after the complaint resolution notice is given.

CLAUSE NINE: MEASUREMENT EQUIPMENT

9.1 Natural Gas measurements pursuant this Agreement shall be performed at the Reception Point using Custody Transfer measurement equipment installed in the Malvinas Separator Plant, and at Delivery Points through the Measurement Stations installed by the User or Delivery Operator, at locations stated in Appendix A.

9.2 Values obtained from measurements shall be expressed in standard cubic meters (m3), understanding as such those measured at 15°C and 101,325 Kpa.

9.3 The User or Delivery Operator, as corresponds, shall operate and maintain the Measurement stations and their equipment, or have them operated and maintained by third parties with adequate knowledge for such operations.

The Measurement system shall be understood to mean the measurement bridge, its transmitters, chromatographers and/or continuous samplers, flow computers and filters.

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Measurement stations, including the measurement system at each Delivery Point, shall be permanently connected to the Concessionaire’s Scada system in order to provide real-time communication.

By signing this Agreement, the User expressly authorizes the Concessionaire to enter into the Measurement stations at Delivery points stated in Appendix A, as well as perform all actions considered in the Service Guidelines. This authorization provided herein extends to duly identified Concessionaire contractors. The Parties agree to sign all agreements necessary for Delivery Point operation. In the event there is a Delivery Operator, this authorization shall by adjusted in compliance with the corresponding operation agreements signed or to be signed with the Delivery Operator and/or the User.

9.5 The Parties declare that, to all purposes and according to what is stated on the Service Guidelines, measurements considered at Delivery Points stated on clause 9.1 shall be those performed by the Concessionaire or Delivery Operator, as corresponds. In the event there is a Delivery Operator, the measurements reported by them shall be considered, dividing information by User and using it for all objectives established in the Agreement herein. The Parties agree that the Concessionaire shall not be responsible for any differences between what is reported by the Delivery Operator and the volumes measured in User facilities. Also, verification of Measuring systems and/or correction of inaccurate measurements will be performed according to what is stated on the Service Guidelines.

9.6 User and Concessionaire shall have the right to be present for any procedure performed to the Measurement system at the Delivery Point.

CLAUSE TEN: UNBALANCES

10.1 When the User causes any unbalance, they shall pay the Concessionaire for any costs, charges and penalties applicable according to what is stated on the Service Guidelines and Dispatch guidelines.

10.2 Pursuant to Service Guidelines, the Concessionaire shall not be responsible for any damages and prejudices caused by Operative unbalances provoked by third parties.

10.3 The User agrees to keep the Concessionaire free of damages caused by any complaint, action or prejudice caused by any unbalance not allowed by the Service Guidelines or Dispatch Guidelines and that may have been provoked by the User. The Concessionaire shall try to take measures corresponding to a responsible and prudent operator pursuant to the generally accepted gas industry practices.

CLAUSE ELEVEN: OPERATIVE PROCEDURE

11.1 Parties shall comply with the procedures established in the Service and Dispatch Guidelines regarding nomination of Natural gas volumes, as well as confirmation, reprogramming and any other operative activity.

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11.2 The Concessionaire may reduce or reject Transportation requests for values over the Daily Reserved Capacity stated in this Agreement.

11.3 Parties may agree on operational activities not considered in current guidelines, in order to allow an efficient coordination and safe operation of the Transportation System. Also, at the beginning of each calendar year the Concessionaire shall inform the User about annual Transportation System maintenance and inspection activities. Information provided by the Concessionaire to the User shall be referential and not generate any responsibility for the Parties. According to what is stated on applicable regulations, the Concessionaire shall inform about maintenance performance schedules.

CLAUSE TWELVE: NATURAL GAS QUALITY AND TECHNICAL CONDITIONS

12.1 The Natural Gas provided to the Concessionaire by the User or a third party on their behalf at the Reception Point and the Natural Gas provided by the Concessionaire to the User at the Delivery Point shall comply with quality specifications and technical conditions provided for in the Service Guidelines, as stated on Appendix A.

12.2 Neither the Concessionaire nor the User are obliged to receive Natural Gas when such does not comply with the specifications provided for in this Clause and Appendix A. Notwithstanding the foregoing, the User shall not be exempt from their obligation to pay the Capacity Reservation fee in the event the Concessionaire refuses to accept Natural Gas offered by the User or by a third party on their behalf because it does not comply with the minimum specifications established in this Agreement. In the event the User refuses to accept Natural Gas due to its being outside the specifications stated on Appendix A due to causes attributable to the Concessionaire, then this shall constitute an Operational Reduction and reductions and penalties provided for in section 7.4 shall be applied.

In order to avoid doubt, it is expressly stated that rejection is only applicable as long as the aforementioned situation lasts (Natural Gas not complying with the minimum specifications provided for in this Agreement), and only in regards to the volume of Natural Gas that does not comply with said specifications.

CLAUSE THIRTEEN: TRANSFERENCE

13.1 With the exception of the dispositions state on Number 13.2 of the clause herein, the User shall not be able to transfer their rights and obligations arising from this Agreement without previous formal written authorization from the Concessionaire, which cannot be denied or delayed without duly justified cause.

13.2 The User is authorized to transfer their contractual position in the Agreement herein. To such end, the Concessionaire provides anticipate consent for such transfer to take place on the condition the transferee:

(i) Complies with the requirements and obligations this Agreement demands of the User, including Clause Fifteen herein,

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(ii) Is a legal entity having known reputation and solvency in the eyes of the Concessionaire, who must show justified reasons for refusing their agreement within a period of fifteen working days. Lack of answer after such period shall be considered as acceptation; and,

(iii) Has obtained all administrative authorizations that may be needed to assume the User’s contractual position.

CLAUSE FOURTEEN: TERMINATION AND BREACHES OF AGREEMENT

14.1 Any breach of agreement shall provide the affected Party with the possibility to terminate the Agreement shall they choose to do so. The following procedure must be followed:

a)	The affected Party shall notify the offending Party of their intention to terminate the Agreement, indicating the reason or reasons for such decisions and providing an opportunity for the other Party to correct their breach within fifteen (15) calendar days after receiving such notice;

b)	In the event that the offending Party corrects the cause or causes referenced by the affected Party before the end of the term stated on the aforementioned paragraph a), the Agreement shall continue to be fully valid;

c)	If the offending Party is unable to eliminate the cause or causes for termination before the end of the term stated on the aforementioned paragraph a), the affected Party shall be able to terminate the Agreement; and,

d)	Termination of the Agreement shall not affect Concessionaire rights to receive payments for Transportation Services provided to the User before the Agreement termination date. On the other hand, the User maintains their right to receive the volume of Natural Gas they may have paid for up to the Agreement Termination date.

14.2 The Parties also agree that, notwithstanding the Affected Party’s decision to terminate the Agreement as consequence of a breach of contract by the other Party, in the event said breach causes damages and/or prejudices to the affected Party, then said Party shall be able to require compensation from the offending Party for said damages, pursuant to the Civil Code. In such cases, none of the Parties shall be responsible before the other for any loss of income, use, production, agreements, savings or any other loss or indirect damages one of the Parties may suffer, except in the event of gross negligence or fraud by one of the Parties.

14.3 Also, if the User should not comply with renewing the Bond Letter mentioned in section 15.1 c) within the period stated therein, or if it should not provide the supplementary Bond Letter in the event of partial performance, then the Concessionaire shall be able to terminate the Agreement and/or enforce the Bond Letter, without prejudice of requiring a compensation for any damages said lack of compliance may cause.

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14.4 Lack of compliance due to Acts of God or Force Majeure is subject to Service Guidelines regulations. Any of the Parties may terminate the Agreement in the event a duly accredited Act of God or Force Majeure the Parties agree on were to last for a period longer than six (6) months. To do so, they shall send a communication by means of a Notary to the other Party, stating their decision to enforce this termination clause. The Agreement shall be terminated in full after a period of thirty (30) calendar days from the date said communication is received. After the Agreement is terminated as mentioned, the Party that has any unfulfilled debts or obligations shall fulfill them within a period of less than five calendar days after the termination date. In such cases, the Concessionaire may enforce the guarantee mentioned in paragraph c) of Clause 15.1. Instead of terminating the Agreement due to the scenario established in this clause, the Parties may agree to reduce the Daily Reserved Capacity.

14.5 The User declares that, as of the date the Transportation Service starts, they qualify as an Independent consumer according to what is stated in number 2.9 of Supreme Decree Nº 042-99-EM. The Concessionaire shall be able to verify compliance with this qualification every six months. In the event the Concessionaire were to verify the User does not comply with said qualification, the Concessionaire shall be able to terminate the Agreement according to what is established in this Clause, unless the User proves without a doubt that they shall comply with said qualification in the future.

CLAUSE FIFTEEN: GUARANTEES AND PENALTIES

15.1 During the validity of the Agreement, the User agrees to maintain at least one of the guarantees listed below current, from the date the Transportation Service starts until thirty (30) days after the end of this Agreement. From time to time, the User shall have the right to replace the guarantees offered to the Concessionaire, after obtaining written consent from the Concessionaire pursuant to the terms established in the clause herein:

a)	Keep a public risk rating (The Risk Rating) (i) for long-term senior debts, granted by a risk rating agency at least BBB international (or its equivalent) or by a local risk rating agency at least AAA or (ii) for common shares, granted by a local risk rating agency, no lower than first category (or its equivalent) or, failing this;

b)	Obtain one or more User shareholders or one or more of the User’s shareholder companies, regardless of rank limit, to maintain a public risk rating (i) for long-term senior debts, granted by a risk rating agency, no lower than BBB international (or its equivalent) or by a local risk rating agency no lower than AAA or (ii) for common shares, granted by a local risk rating agency, no lower than first category (or its equivalent); and for them to provide, at the date this Agreement is signed, a joint guarantee satisfying the Concessionaire for fulfillment of all obligations undertaken pursuant to this Agreement herein or failing this;

c)

The User shall provide the Concessionaire a bank Bond Letter to their satisfaction at the date this Agreement is signed, issued on their favor to guarantee a complete and timely compliance of payments corresponding to

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the invoices for two (2) calendar months. Said Bond Letter shall be issued for a period of at least thirteen (13) months and renewed automatically for similar periods upon its maturity. The User is obliged to provide said renewal at least thirty (30) days before maturity of the previous Bond Letter. In the event the User does not provide said renewal within the agreed period, the Concessionaire shall proceed according to what is stated on number 15.2, without prejudice of the User providing a new Bond Letter to the Concessionaire in compliance with the characteristics stated to continue supporting their obligations as per this Agreement.

The Bond Letter shall be irrevocable, unconditional, joint, without benefit of discussion and automatic in Peru. It must also be issued by a first-level, duly qualified financial system entity domiciled in Peru and listed on Appendix D herein. Appendix D shall be updated by agreement between the Parties.

In the event such Bond Letter is enforced, the User agrees to provide the Concessionaire a supplementary Bond Letter for the amount enforced or a new bond letter for the initial total amount within a period of no more than ten (10) days counted from the date the original Bond Letter is enforced. In the event the User does not comply with renewing the Bond Letter, the Concessionaire shall be able to terminate this Agreement.

According to what is stated on paragraphs b) and c), when the User increases the Daily Reserved Capacity established in Appendix B, the User shall substitute the guarantee at least twelve (12) calendar months before the date said reserved capacity is to increase with a guarantee equivalent to the new Daily Reserved Capacity.

In the event the User complies with numbers a) of the Clause herein, they must provide the Concessionaire a copy of their current risk rating to date before thirty (30) days after their request. Also, if there are variations in the stated rating, the User shall notify the fact to the Concessionaire within ten (10) days after such variation occurs.

In the event the User does not comply with keeping the guarantees described, then the Concessionaire shall be able to terminate the Agreement by means of a Notarized letter regarding the subject, after having sent a notice by means of a Notary granting ten (10) days to rectify such neglect.

15.2 The Bond letters or, if applicable, guarantees mentioned in this Agreement clause, shall be executed: i) upon lack of invoice payment; ii) in the event the Agreement is terminated by the User for a cause not justified in the Agreement; iii) in the event the User does not comply with renovating the compulsory Bond Letter in the established period or iv) in the event the User does not provide the supplementary Bond Letter for partial performance.

15.3 If the User were to obtain a risk rating according to what is established on paragraph a) of number 15.1 herein, they may replace the guarantee mentioned on paragraph b) or c) of number 15.1 herein.

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Likewise, if they were to lose said risk rating, they shall provide the guarantee stated on paragraph b) or c) of number 15.1 herein within a period of no more than ten (10) days after the fact.

Also, failure to provide said guarantees shall be cause for termination under the same terms established on number 14.1 c).

CLAUSE SIXTEEN: ARBITRATION

16.1 Any dispute, complaint or conflict between the Parties as consequence of the signing, execution and/or interpretation of the Agreement herein, shall be solved in a friendly and direct way (“direct dealings”).

16.2 Aforementioned “direct dealings” between Parties shall be performed during a period of twenty (20) days counted from the date one of the Parties informs the other by writing about the existence of a conflict or dispute.

16.3 If the dispute, complaint or conflict cannot be solved by the Parties within the aforementioned period of direct dealings, any of the Parties shall be able to unilaterally submit it to an arbitration court, as long as the dispute involves a non-technical topic or, if the topic were technical, if it involves an amount higher than US $100,000.00 (One hundred thousand United States dollars). In the event the technical or non-technical character of the conflict or its value cannot be established, it shall be submitted to an arbitration court.

16.4 Conflicts regarding technical matters and amounts below those previously stated for arbitration may be submitted for expert decisions (hereinafter, the Expert), who shall act as an impartial arbitrator.

16.5 The Expert shall be appointed by mutual agreement of the Parties within five (5) days after the dispute is determined. The Expert shall be a national or foreign expert with ample experience in the topic of dispute, with no conflict of interests with either of the Parties at the time of appointment or after. In the event the Parties cannot agree on Expert appointment, then the Expert shall be appointed by the Peruvian Engineers Association in a term of no more than five (5) days counted after such Association receives a request from any of the Parties, once the term for the Parties to agree on appointing an Expert has ended.

16.6 Once the Expert has agreed to this position, he or she shall indicate a date to start actions. Unless the Expert states a different procedure upon agreement with the Parties, the following shall apply: (a) within ten (10) days from such date, each Party shall present their opinion to the Expert, offering relevant proof; (b) The Expert shall take this written document to the other Party for it to express their own position within ten (10) days as they see fit; (c) once this period is over, the Expert shall call an audience between Parties to present all necessary proof and for the Parties to each present an oral narration of their arguments before the Expert, who shall be able to ask questions and request all explanations deemed pertinent; (d) the Expert shall prepare a preliminary decision, which shall be notified to the Parties within ten (10) days after the audience is held; (e) the Parties shall have a period of ten (10) days to prepare and deliver their comments regarding such preliminary decision to the Expert; (f) the Expert shall issue their final decision on

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the dispute within ten (10) days after receiving comments from the Parties regarding the preliminary decision or at the end of the period stated to present such comments, whichever comes first. The procedure to resolve a technical dispute shall be performed in the city of Lima, Peru, unless the Expert considers there is a need for tests to be performed in other cities, in which case the terms shall be extended for the necessary periods. The Expert’s decision shall be considered as definitive and obligatory for the Parties, and cannot be contested.

16.7 The Expert must keep absolute reserve and confidentiality regarding the information they are made aware of due to their participation in solving a Technical dispute.

16.8 Arbitration shall be made known and submitted to the decision of a court composed by three (3) arbitrators. Each Party shall appoint one (1) arbitrator, and these two arbitrators shall appoint the third in a term of no more than ten (10) calendar days. This last arbitrator shall also act as President of the Arbitration Court. In the event these two (2) arbitrators do not agree on appointing the president, any of the Parties may request the President of the Lima Chamber of Commerce for such appointment. The arbitration shall be performed according to the regulations and statutes of the Center of National and International Conciliation and Arbitration of the Lima Chamber of Commerce current at the time of arbitration. The Parties submit unconditionally to all Center rules, management and decisions. The arbitration shall be performed in Lima, using Spanish.

16.9 The court’s decision shall be final, definite and compulsory for both Parties. Therefore, the Parties expressly renounce to file any appeal resources. The arbitration court’s decision shall only be annulled if it incurs in any of the causes provided for in the new Arbitration Law approved by Legislative Decree N° 1071 (the “New Arbitration Law”), in which case the Judges and courts of the Judicial district of Cercado de Lima shall be competent.

16.10 In the event any of the Parties requests the aforementioned annulment: if the decision appealed solves only technical issues or any that cannot be expressed in money, then they shall add, aside from all requirements stated in the New Arbitration Law, a Bond Letter for an amount of US $100,000.00 (One hundred thousand American dollars), and if the decision regards money controversies, a Bond Letter for the amount the court’s decided the Party presenting such request for annulment should pay. In any case, the Bond Letter shall be issued in favor of the Party that did not file for annulment. It must be granted by an entity of the Peruvian financial system listed on Appendix D herein and delivered to the Judicial Power. The Bond Letter shall be returned by the Judicial Power to the Party that filed for annulment only in the event said annulment is declared as justified. If not, the Judicial Power shall grant the aforementioned Bond Letter to the other Party.

16.11 Expenses due to arbitration and/or Expert procedure fees shall be completely paid for by the Party that was not granted the decision. In the event neither of the claims was completely granted, payment shall be determined by the Arbitration court or the Expert, as applicable.

16.12 Any arbitration procedure topics not regulated by this Clause shall be governed pursuant to the New Arbitration Law.

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CLAUSE SEVENTEEN: DOMICILES AND NOTICES

17.1 The Parties determine their domiciles, where any notices sent shall be valid, at:

•	The Concessionaire: Av. Victor Andrés Belaúnde 147, Vía Principal 155- Torre Real 3, Of. 501 Centro Empresarial Real – San Isidro, Lima.

•	The User: Av. Santo Toribio Nº 115, Piso 7, San Isidro, Province and Department of Lima.

17.2 Any change in domicile must be irrefutably notified to the other Party. If it is not done, the previous domicile shall remain valid. Acceptance of the new domicile shall only be valid starting from the date said notice of the change is received.

17.3 All operational communications involving, among other things, presenting nominations, reprogramming, authorizations, balances or other communication related to daily office management, as well as those related to emergency situations may be sent by fax, e-mail or through any other system appointed for such end, must be addressed to the following persons and telephones:

	Name of person in charge	Telephone	Fax number
Concessionaire	Edilberto Amaya	677-7814	677-7815
User	Sala de Control KALLPA	706-7845	422-4487

Previously stated information can be modified by the Parties from time to time. Said information shall only be valid starting on the date the notice of change is received.

17.4 Notices provided pursuant to this Clause shall be considered as valid and received: (i) upon delivery date, when delivered in person by a courier or messenger service with proof of receipt, or (ii) upon the date stated on the printed fax confirmation, in the event the notice is sent to the numbers previously stated via fax, with records issued by the fax machine used.

CLAUSE EIGHTEEN: LEGISLATION AND JURISDICTION

This Agreement shall be interpreted and carried out according to current Republic of Peru laws.

CLAUSE NINETEEN: MISCELLANEOUS

19.1 Appendixes herein are integral part of this Agreement.

19.2 This Agreement and its Appendixes, which are an integral part of the Agreement herein, constitute the complete agreement between the Parties and replace all previous agreements, written or spoken, product of negotiations between the Parties regarding the purpose of this Agreement.

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19.3 What is stated in the Regulations, Service Guidelines and Dispatch guidelines shall be applicable for all topics not considered.

19.4. Titles and headings appearing in each Clause herein have been written by the Parties only as reference and ease when reading the Agreement. In such sense, the Parties expressly recognize that said titles and headings do not mean, in any case, to inform about the significance or reach of the Clause that bears them.

CLAUSE TWENTY:

The Parties declare that Agreement clauses shall be adapted in the event they are in conflict with what is stated in the Dispatch Guidelines approved by the Ministry of Energy and Mines. For such adaptation, the Parties shall subscribe the corresponding Addendum in order to modify the Agreement.

CLAUSE TWENTY-ONE: UNIFICATION OF AGREEMENTS

According to what is established on Numbers 9 and 10 of the Agreement background herein, the Parties accept to unify the 2007 Binding Agreement and later addenda with the Las Flores Agreement. Therefore, from this date on, the Agreement herein completely replaces such documents and regulates any juridical effects of the unified agreements, which are no longer valid.

May you, Mr. Notary Public, add the introduction and conclusion required by law and any other corresponding information.

This document is signed in the city of Lima, in three (3) identical copies with a single effect on April 01, 2014.

For the Concessionaire:	For the User:

Ricardo Ferreiro General Manager	Rosa María Flores Araoz Deputy General Manager

Tomás Delgado Farizo Representative	Irwin Frisancho Triveño Commercial Manager

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APPENDIX A

RECEPTION POINT

Location: Liquid Separator Plant in Malvinas – Unit MAU 5700

Minimum Natural Gas pressure to be delivered by the User: 37.5 Bar

Maximum Natural Gas pressure to be delivered by the User: 147 Bar-absolute

DELIVERY POINT

Location: El City Gate Lurin Unidad – U – 2201. The User shall also have two (2) additional delivery points in: i) Kallpa thermal plant and ii) Las Flores thermal plant, both located in the district of Chilca. The User may use the CRD for any of the stated Delivery Points and may distribute it between them. The Parties recognize the maximum natural gas delivery capacity for each Delivery Point is of 3 964 358 m3/day, therefore the User may withdraw from the System a volume of Natural gas that does not exceed said capacity per Delivery Point.

Minimum guaranteed delivery pressure: 40 Bar absolute

Maximum delivery pressure on Reception Point: 147 Bar absolute

Maximum levels of contaminants allowed for Natural Gas delivery:

Total sulfur	: 15 mg/m3
H2S	: 3 mg/m3
CO2	: 2% in Volume
Total inert gasses	: 4% in Volume
Free water	: 0
Water steam	: 65 mg/m3
Dew point for Hydrocarbons	: -4°C at 5500 Kpa
Solid particles	: 1 ppm for particles above 10 microns

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APPENDIX B

DAILY RESERVE CAPACITY (CRD IN SPANISH) FOR TRANSPORTATION

Start of service	Daily reserved capacity (m3 std/day)
From May 01, 2009 to December 14, 2009	1 250 000
From December 15, 2009 to March 31, 2010	1 698 831
From April 01, 2010 to August 13, 2010	2 948 831
From August 14, 2010 to March 31, 2014	3 154 870
From April 01, 2014 to March 20, 2020	3 354 182
From March 21, 2020 to March 31, 2030	3 154 870
From April 01, 2030 to December 31, 2033	2 948 831

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APPENDIX C

CAPACITY RESERVE FEE

The User declares that the Natural Gas to be transported by the Concessionaire’s Transportation System shall be used to generate power and that the monthly fee for capacity reserve is as follows:

Fee for reserve:	CRD X TR X 365/12
TC

Where:

CRD: Daily Reserved Capacity, specified on Appendix B

TR: Regulated fee for Power generators in Nuevos Soles, according to fee rulings approved by OSINERGMIN for each pricing period, without considering the Discount Factor (FD in Spanish) specified by OSINERGMIN for said pricing period and considering the price adjustments specified in the corresponding price ruling.

TC: Rate determined by OSINERGMIN to exchange the Regulated fee from US$ to Nuevos Soles.

There shall also be a discount for Main Network Guarantee downpayment charged by the Concessionaire according to the rulings published by OSINERGMIN, as follows:

GRP discount:	CRD X TR X 365/12 X (1-FD)
TC

FD: Discount factor, defined on official letter OSINERG Nº 006-2005-OS/CD or any future modification thereof, as corresponds.

In no case shall the Reservation Charge minus the GRP discount be different than the amount resulting from applying the corresponding OSINERGMIN Regulated fee.

In the event OSINERGMIN were to publish prices in dollars, then the aforementioned exchange rate shall not apply.

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APPENDIX D

Financial system entities duly qualified and domiciles in Peru:

•	Banco de Crédito (BCP)

•	Banco Continental BBVA

•	Citibank

•	Interbank

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